ITEM 77D: On June 29, 2009, the Board of Directors of the Registrant approved amendments to certain non-fundamental investment policies of the Registrant. The Directors voted to (i) remove the 20% limitation on investments in foreign securities; (ii) remove the 10% limitation on investments in emerging market securities; and (iii) expand the types of permitted investments for temporary defensive measures to include short-term debt instruments, government securities, cash or cash equivalents (currently only short-term debt).

On June 9-10, 2009, the Board of Directors of the Registrant approved that the Registrant may, but is not required to, use, without limit, various strategic transactions described below to seek to generate return, facilitate portfolio management and mitigate risks.Although the Investment Manager may seek to use these kinds of transactions to further the Registrant's investment objectives, no assurance can be given that they will achieve this result. The Registrant may enter into exchange-listed and over-the-counter put and call options on securities (including securities of investment companies and baskets of securities), indexes, and other financial instruments; purchase and sell financial futures contracts and options thereon; enter into various interest rate transactions, such as swaps, caps, floors or collars or credit transactions; equity index, total return and credit default swaps; forward contracts; and structured investments. In addition, the Registrant may enter into various currency transactions, such as forward currency contracts, currency futures contracts, currency swaps or options on currency or currency futures.The Registrant also may purchase and sell derivative instruments that combine features of these instruments.The Registrant may invest in other types of derivatives, structured and similar instruments which are not currently available but which may be developed in the future.